Exhibit 99.1

DOCEBO INC.

(the “Company”)

Annual General Meeting of Shareholders

Held on June 13, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2023 Annual General Meeting of Shareholders of the Company held virtually on June 13, 2023. All matters voted upon at the Annual General Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated April 10, 2023, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.	ELECTION OF DIRECTORS

Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Jason Chapnik	24,718,290	92.259%	2,074,014	7.741%
Claudio Erba	26,704,491	99.672%	87,813	0.328%
James Merkur	26,672,139	99.551%	120,165	0.449%
Kristin Halpin Perry	26,602,558	99.292%	189,746	0.708%
Steven E. Spooner	26,399,126	98.532%	393,178	1.468%
William Anderson	26,727,873	99.760%	64,431	0.240%
Trisha Price	26,727,808	99.759%	64,496	0.241%

2.	APPOINTMENT OF AUDITOR

KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
27,247,923	99.191%	222,133	0.809%

Dated this 13th day of June, 2023.

DOCEBO INC.

By:	“Sukaran Mehta”
Name: Sukaran Mehta
Title: Chief Financial Officer